SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2009

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Letter to Shareholders and Notice of and Proxy Statement for Internet Gold-Golden Lines Ltd. 2009 Annual General Meeting of Shareholders to be held on October 13, 2009.

     2.   Internet Gold-Golden Lines Ltd. Proxy Card.

                                                                          ITEM 1

                        INTERNET GOLD - GOLDEN LINES LTD.
                            1 Alexander Yanai Street
                           Petach Tikva 49277, Israel

                           --------------------------

              NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Internet Gold-Golden Lines Ltd. Shareholders:

         We are pleased to invite you to the 2009 Annual General Meeting of Shareholders to be held on Tuesday, October 13, 2009 at 3:00 p.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

     (1)  To reelect one Class A director for a term expiring in 2012;

     (2) To approve an amendment to Articles 52 - 62 of our Articles of Association regarding the distribution of dividends in order to conform our Articles of Association to the provisions of the Israeli Companies Law with respect to the distribution of dividends;

     (3) To ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2009 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

     (4) To review and discuss our auditors' report and consolidated financial statements for the year ended December 31, 2008.

         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on September 8, 2009 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                            By Order of the Board of Directors,

                                            Shaul Elovitch
                                            Chairman of the Board of Directors


September 8, 2009

                        INTERNET GOLD - GOLDEN LINES LTD.
                            1 Alexander Yanai Street
                           Petach Tikva 49277, Israel

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold - Golden Lines Ltd. to be voted at the 2009 Annual General Meeting of Shareholders, or the Meeting, and any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, October 13, 2009, 3:00 p.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

         This Proxy Statement, the attached Notice of 2009 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before September 11, 2009.

Purpose of the Annual General Meeting

         At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of one Class A director for a term expiring in 2012;
(ii) approval of an amendment to Articles 52 - 62 of our Articles of Association regarding the distribution of dividends in order to conform our Articles of Association to the provisions of the Israeli Companies Law with respect to the distribution of dividends; and (iii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2009, and authorization for our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditor's report and consolidated financial statements for the year ended December 31, 2008 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

         Our Board of Directors recommends a vote FOR the election of the nominee for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

         Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on September 8, 2009, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of September 8, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were 18,040,547 outstanding ordinary shares.

     o Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a "registered shareholder"), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (in "street name"), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee authorizing you to do so.

     o Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominee for Class A director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

         If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

         If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

         The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. At the adjourned Meeting, any two shareholders present in person or by proxy will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

         Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

         Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

         Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

         In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

         We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially holds approximately 70.30% of our issued and outstanding ordinary shares, that it presently intends to vote for the nominee for director and in favor of the other matters to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as of September 8, 2009 (unless otherwise indicated below) regarding the beneficial ownership by
(i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and nominee for director and
(iii) all directors and executive officers as a group:


                                              Number of Ordinary Shares         Percentage of
Name                                            Beneficially Owned (1)          Ownership (2)
--------------------------------------------- -------------------------         -------------
Shaul Elovitch (3)...........................     12,683,135                       70.30%
Clal Insurance Enterprises Holdings Ltd. (4).      1,486,061                        8.24%
Eli Holtzman.................................       172,118                          *
Yossef Elovitch..............................         --                             --
Ronit Gotliv.................................         --                             --
Orly Guy.....................................         --                             --
Aliza Schloss................................         --                             --
Anat Winner..................................         --                             --
All directors and executive officers as a
group (10 persons)...........................     12,855,253                       70.26%

-----------------
* Less than 1 percent

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,040,547 ordinary shares outstanding as of September 8, 2009 (not including 5,477,859 ordinary shares held as treasury stock).

(3) Eurocom Communications, our controlling shareholder, holds 12,683,135, or 70.30%, of our ordinary shares as of September 8, 2009. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings' shares and 75% of Eurocom Holdings' management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings' shares and 25% of Eurocom Holdings' management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.

(4) Based  solely upon,  and  qualified in its  entirety  with  reference  to, a
Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009.


                        I. REELECTION OF CLASS A DIRECTOR
                           (Item 1 on the Proxy Card)

         The term of office of our Class A director, Mr. Shaul Elovitch, expires as of the Meeting, and he will be standing for reelection to serve as a Class A director for an additional three-year term until our annual general meeting of shareholders to be held in 2012.

         Pursuant to our articles of association, our Board of Directors may consist of no less than six and no more than nine members, and is divided into three classes (other than outside directors), Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have one Class A director, two Class B directors and two Class C directors. In addition, as a company incorporated under the laws of the State of Israel whose shares have been offered to the public, two outside directors, within the meaning of the Israeli Companies Law, serve as members of our Board of Directors. All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office.

         We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since Eurocom Communications holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by our Board of Directors and elected by our shareholders.

         Accordingly, our Board of Directors proposes the reelection of Mr. Shaul Elovitch to serve as a Class A director, to hold office for an additional three-year term until our annual general meeting of shareholders to be held in 2012.

         Should the director nominee be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The director nominee is not expected to be unavailable.

         Set forth below is information about the nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominee for Election as Class A Director for Term Expiring in 2012

         Shaul Elovitch (61) has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E. G.R.E. Ltd. Mr. Elovitch has served as chairman of the board of directors of our subsidiaries Smile.Media Ltd., or Smile.Media, and 012 Smile.Communications Ltd., or 012 Smile.Communications, since 2000. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as director the nominee named above.

         The Board of Directors recommends a vote FOR the election of the nominee for Class A director.

Directors Continuing in Office

         Eli Holtzman (60) co-founded our company and has been our chief executive officer since 1992 and a director since July 1999. Mr. Holtzman serves as chief executive officer of Smile.Media and serves as the vice chairman of the board of directors of 012 Smile.Communications. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

         Yossef Elovitch (57) has served as a director since 1993. Mr. Elovitch has served as a director of Eurocom Communications since 1985. Mr. Elovitch serves as a director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

         Ronit Gotliv (55) has served as an outside director since July 2005 and is a member of our audit committee. Ms. Gotliv serves as a managing partner of
R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate law and real estate law. From 1984 to 1999, Ms. Gotliv was employed as an attorney at B.A. Gotliv - Law Offices. Ms. Gotliv holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

         Orly Guy (48) has served as an outside director since July 2005 and is a member of our audit committee. Ms. Guy has served as a managing partner of Guy Bachar and Co, a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994. Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

         Aliza Schloss (55) has served as a director since July 2005. Ms. Schloss has served as a director of 012 Smile.Communications since January 2008. Ms. Schloss has served as an Executive Vice President of the Eurocom group since March 2009 and as director and/or officer of various other companies within the Eurocom group since 2005. Ms. Schloss also serves as a member of the board of directors of Satcom Systems Ltd. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairmen of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp., Ltd. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in Political Science and an M.P.A. degree in Public Administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

         Anat Winner (49) has served as a director since August 2001 and is a member of our audit committee. Ms. Winner has served as a director of 012 Smile.Communications since October 2007. Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Magal Security Systems Ltd., an Israeli public company. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

                     BOARD OF DIRECTORS AND AUDIT COMMITTEE

Board of Directors

         According to the Israeli Companies Law, the management of our business is vested in our board of directors.

         Our articles of association provide for a board of directors consisting of no less than six and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

         Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

         The board of directors of an Israeli public company is required to determine that at least one or more directors will have "accounting and financial expertise," as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two director must have "accounting and financial expertise." Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Aliza Schloss, Ms. Orly Guy and Ms. Anat Winner have the requisite "accounting and financial expertise."

         As a controlled company within the meaning of NASDAQ Marketplace Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside and Independent Directors

         Outside Directors. The Israeli Companies Law requires public companies incorporated under the laws of the State of Israel to appoint at least two outside directors. The outside directors must meet certain statutory requirements of independence. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

         At least one of the outside directors must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with "accounting and financial expertise" if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have "professional qualification."

         The outside directors are elected by a majority vote at a shareholders meeting. In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years each subject to certain conditions.

         Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors.

         Ms. Orly Guy and Ms. Ronit Gotliv are each serving as an outside director pursuant to the provisions of the Israeli Companies Law for second three-year terms ending in July 2011.

         Independent Directors. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ.

         As a controlled company within the meaning of The NASDAQ Marketplace Rules, we are exempt from the NASDAQ Marketplace Rule that requires that a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. If the "controlled company" exemption would cease to be available to us under NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

         Our board of directors has determined that Ms. Guy and Ms. Gotliv (both outside directors under Israeli law) and Ms. Anat Winner each qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Audit Committee

         Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder's relatives.

         In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

         Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants' qualifications and independence, the performance of our internal audit function and independent registered public accountants, identifying any faults in the business practices of our company and to make recommendations to the Board of Directors for remedying such faults, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Ms. Guy, Ms. Gotliv and Ms. Winner, who serves as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner qualifies as an audit committee financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.


                    II. AMENDMENT OF ARTICLES OF ASSOCIATION
                           (Item 2 on the Proxy Card)

         On February 1, 2000, the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, became effective. The Israeli Companies Law supersedes most of the provisions of the Israeli Companies Ordinance [New Version], 5743-1983, or the Israeli Companies Ordinance. Our current Articles of Association were adopted by our shareholders in 1999 in accordance with the provisions of the Israeli Companies Ordinance that was then in effect and generally conform to the provisions of the Israeli Companies Ordinance.

         In order to conform our Articles of Association to the provisions of the Israeli Companies Law with respect to the distribution of dividends, our Board of Directors has approved, and recommends that the shareholders adopt, the following proposed amendments to our Articles of Association, which, among other things, authorize our Board of Directors to declare dividends, including dividends in kind, without shareholder approval or ratification. Our current Articles of Association distinguish between interim dividends, which may be declared by the Board of Directors, and final dividends, which may be declared by a general meeting of shareholders pursuant to the recommendation of the Board of Directors. Following the amendment, our Articles of Association would provide our Board of Directors the authority to declare all dividends. The proposed amendments to our Articles of Association also include provisions relating to the procedures and mechanism for dividend distributions in a manner that will conform with the Israeli Companies Law.

         In light of the changes in Israel's business and legal environment since 1999, including the entering into effect of the Israeli Companies Law, we believe that our current Articles of Association are outdated and do not provide our company or shareholders with the flexibility required to conduct our operations in the most efficient and productive manner.

         Under the amended Articles of Association, our Board of Directors would have the authority to declare dividends, whether in cash or shares, without further shareholder action, as described above. The Israeli Companies Law applies a solvency test for the ability of a company to pay dividends or make other distributions on its shares, including through share repurchases. After giving effect to any proposed dividend or distribution, a company's board of directors must be able to conclude that the company will be able to pay its debts as they come due and that the value of the company's remaining assets is greater than its liabilities. It is our policy to retain earnings to finance the development of our business. Our declaration or payment of any future dividends will be based on conditions then existing, including our earnings, financial condition and capital requirements, as well as other conditions we deem relevant.

         It is therefore proposed that at the Meeting the following resolution be adopted:

               "RESOLVED, that Articles 52 - 62 of the Articles of Association of Internet Gold - Golden Lines Ltd. are hereby amended and replaced in their entirety with the following Articles 52 - 62:

                     52.     Payment of Dividends

                             Distribution of dividends shall be within the authority of the Board of Directors. Subject to the Companies Law, 5759-1999, or the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be appropriate. Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends.

                     53. The Company's obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the person or entity entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to these Articles of Association or otherwise.

                     54.     Amount Payable by Way of Dividends

                             Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

                     55. Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of cash or specific assets of the Company or by distribution of securities of the Company or of any other companies, or in any one or more of such ways.

                     56.     Retention of Dividends

                             The Board of Directors may retain any dividend or other moneys payable or property distributable with respect to a share in respect of which any person or entity is entitled to become a shareholder or which any person or entity is entitled to transfer, until such person or entity shall become a shareholder with respect to such share or until such transfer has been completed.

                     57.     Unclaimed Dividends

                             All unclaimed dividends or other moneys payable with respect to a share may be invested or otherwise made use of by and for the benefit of the Company until claimed. The Company shall not be deemed a trustee with respect to any unclaimed dividend or such other moneys deposited by it into a separate account. No interest shall accrue on unclaimed dividends.

                     58. Any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person or entity who would have been entitled thereto had the same not reverted to the Company.

                     59. The shareholders entitled to a dividend shall be those shareholders who are shareholders at the time of the adoption of the resolution to distribute such dividend, or at such later date as may be provided in such resolution.

                     60. Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Register of Members.

                     61. The Board of Directors may from time to time determine the method of payment of dividend or distribution of bonus shares or any other benefits, and the arrangements with respect thereto, to holders of registered shares.

                     62. Without prejudice to the above, the Board of Directors may effect payment of any dividend or moneys with respect to shares, by delivery of check by mail to the shareholder's address as entered in the Register of Members."

         The adoption of an amendment to our Articles of Association requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon.

         The Board of Directors recommends a vote FOR the foregoing resolution.

    III. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
                               PUBLIC ACCOUNTANTS
                           (Item 3 on the Proxy Card)

         We first appointed Somekh Chaikin as our independent auditors in 1999 and have reappointed the firm as our independent auditors since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors.

         At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2009, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Somekh Chaikin's familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Somekh Chaikin has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the remuneration of our independent registered public accountants according to the volume and nature of their services. With respect to fiscal year 2008, we paid Somekh Chaikin approximately $364,500 for audit services.

         It is therefore proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of Internet Gold - Golden Lines Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2009, be and hereby is ratified and approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to determine the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

    IV. REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
                                   STATEMENTS

         At the Meeting, our auditors' report and audited consolidated financial statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law. This Item will not involve a vote of the shareholders.

         Our annual report on Form 20-F for the year ended December 31, 2008, including the auditor's report and consolidated financial statements for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on June 24, 2009, is available on our website at www.igld.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor's report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.



                                            By Order of the Board of Directors,

                                            Shaul Elovitch
                                            Chairman of the Board of Directors


Dated: September 8, 2009

                                                                          ITEM 2

                         INTERNET GOLD-GOLDEN LINES LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 13, 2009 at 3:00 p.m. (Israel time) at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52503, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEE FOR CLASS A DIRECTOR IN ITEM 1 AND FOR ITEMS 2 AND 3. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                         INTERNET GOLD-GOLDEN LINES LTD.

                                October 13, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF
                THE CLASS A DIRECTOR AND "FOR" PROPOSALS 2 AND 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     1.   To reelect one Class A director for a term expiring in 2012.

NOMINEE:
                        FOR       AGAINST      ABSTAIN

SHAUL ELOVITCH          [ ]         [ ]          [ ]


     2. To approve an amendment to Articles 52 - 62 of the Company's Articles of Association regarding the distribution of dividends in order to conform the Company's Articles of Association to the provisions of the Israeli Companies Law with respect to the distribution of dividends.

         [ ] FOR     [ ] AGAINST     [ ] ABSTAIN

3. To ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as the Company's independent registered public accountants for the year ending December 31, 2008 and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

          [ ] FOR     [ ] AGAINST     [ ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder __________ Date _____
Signature of Shareholder __________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: September 10, 2009